Exhibit 99.1
Champions Biotechnology, Inc.
NEWS
For Immediate Release
Champions Biotechnology Reports Fiscal 2011 Third Quarter Financial Results
Baltimore, MD, March 7, 2011
Champions Biotechnology, Inc. (OTC: CSBR), today announced its operating results for its third fiscal quarter ended January 31, 2011.
Fiscal 2011 Third Quarter Financial Highlights
•	Total operating revenue of $2,805,000 representing an increase of 278% compared to the third quarter of 2010

•	Net loss of ($415,000); Net income excluding stock based compensation of $796,000*

•	Net loss of ($0.02) per share; Net income excluding stock-based compensation of $0.02 per diluted share*

•	Cash and Cash Equivalents of $2,941,000
Fiscal 2011 Third Quarter Financial Results.
Total revenues for the third quarter of fiscal 2011 were $2,805,000 compared to $742,000 in the third quarter of fiscal 2010, an increase of $2,063,000, or 278%. Revenues from Personalized Oncology Solutions, or POS, were $1,419,000 compared to $325,000 in the corresponding quarter of the prior year, an increase of $1,094,000, or 337%. The increase is primarily due to the increased volume of POS business during the quarter. Revenues from Translational Oncology Solutions, or TOS, previously referred to as Preclinical eValuation services, were $1,386,000 for the quarter compared to $417,000 in the corresponding quarter of the prior year, an increase of $969,000, or 232%. The increase is primarily due to the increased volume of TOS business during the quarter.
Costs of POS for the three months ended January 31, 2011 and 2010 were $751,000 and $162,000, respectively, an increase of $589,000, or 364%. The increase in costs was due to the increased volume of POS business. For the three months ended January 31, 2011 and 2010, gross margins for POS was 47% and 50%, respectively. The decrease in gross margin was attributable to the reduction in POS fees that the Company has instituted to increase affordability of the services being offered.
Costs of TOS for the three months ended January 31, 2011 and 2010 were $584,000 and $202,000, respectively, an increase of $382,000, or 189%. For the three months ended January 31, 2011 and 2010, gross margins for TOS was 58% and 52%, respectively. The increase in gross margin is a reflection of the efficiencies achieved as the business continues to grow.

Research and Development
Research and development, or R&D, expenses for the three months ended January 31, 2011 and 2010 were $400,000 and $566,000, respectively, a decrease of $166,000, or 29%. The decrease in R&D expenses in 2011 was primarily due to the recognition of $130,000 in licensing fees and costs associated with the Bithionol agreement in 2010, which were not incurred during 2011.
General and Administrative
General and administrative, or G&A, expenses for the three months ended January 31, 2011 and 2010 were $1,856,000 and $595,000, respectively, an increase of $1,261,000, or 212%. The increase was primarily due to the $1,135,000 stock-based compensation expense related to stock options issued to our Chief Executive Officer and President.
Interest and Other Income, Net
Interest and other income for the three months ended January 31, 2011 was $371,000, which primarily relates to grant income earned under the Qualifying Therapeutic Discovery Project program administered under Section 48D of the Internal Revenue Code based on the percentage of qualifying expenses incurred through the nine months ended January 31, 2011 compared to the total expected expenses to be incurred for fiscal year 2011.
Cash and Cash Equivalents
The Company’s cash position on January 31, 2011 was $2,941,000 compared to $2,572,000 on April 30, 2010.
For the nine-month period ended January 31, 2011, revenues were $5,338,000 compared to $2,993,000 for the comparable period last year, an increase of $2,345,000, or 78%. Total operating expenses, which include costs of POS and TOS, R&D and G&A were $7,742,000 compared to $5,369,000 for the comparable period last year, an increase of $2,373,000, or 44%. Interest and other income for the nine months ended January 31, 2011 was $1,344,000. The Company reported a net loss of $1,060,000, or ($0.03) per share, as compared to a net loss of $2,371,000, or ($0.07) per share, for the comparable period in fiscal 2010.
Joel Ackerman, the Company’s Chief Executive Officer, commented, “The financial growth we achieved this quarter is a clear indication of the need for personalized oncology products for both physicians and medical technology companies. The foundation that was built over the last three years, combined with the sales resources we are adding, is beginning to result in an increased momentum for our Company.”
* Non-GAAP Financial Information
See the attached Reconciliation of GAAP Net Loss to Non-GAAP Net Income (Loss) for an explanation of the amounts excluded to arrive at non-GAAP net income (loss) and related non-GAAP earnings (loss) per share amounts for the three months ended January 31, 2011 and 2010, respectively. Non-GAAP financial measures provide investors and management with supplemental measures of operating performance and trends that facilitate comparisons between periods before and after certain items that would not otherwise be apparent on a GAAP basis. Certain unusual or non-recurring items that management does not believe affect the Company’s basic operations do not meet the GAAP definition of unusual or non-recurring items. Non-GAAP net income (loss) and non-GAAP earnings (loss) per share are not, and should not be viewed as a substitute for similar GAAP items. We define non-GAAP diluted earnings per share amounts as non-GAAP net income divided by the weighted average number of diluted shares outstanding. Our definition of non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share may differ from similarly named measures used by others.

For more information regarding Champions Biotechnology’s growing business and recent news, please visit www.championsbiotechnology.com.
About Champions Biotechnology, Inc.
Champions Biotechnology, Inc. is engaged in the development of advanced technology solutions and services to personalize the development and use of oncology drugs. The Company’s Tumorgraft Technology Platform is a novel approach based upon the implantation of primary human tumors in immune deficient mice followed by propagation of the resulting engraftments, or Tumorgrafts, in a manner that preserves the biological characteristics of the original human tumor. The Company believes that these Tumorgrafts closely reflect human cancer biology and their response to drugs is more predictive of clinical outcomes in cancer patients. The Company is building its Tumorgraft Technology Platform through the procurement, development and characterization of Tumorgrafts within each of several cancer types. Tumorgrafts are procured through agreements with a number of institutions in the U.S. and overseas as well as through the company’s Personalized Oncology Solutions business. The Tumorgrafts are developed and tested through agreement with a United States-based preclinical facility.
The company provides Personalized Oncology Solutions, or POS, to oncologists by establishing and administering expert tumor panels for their patients to analyze medical records and test results, to assist in understanding conventional and experimental options and to identify and arrange for testing, analysis and study of the patients’ cancer tissues, as appropriate. Additionally, we offer Personalized Tumorgraft™ development, drug studies and genome sequencing as part of our POS whereby physicians can evaluate the effects of cancer drugs on their patients’ tumorgrafts and understand the genetic make-up of their patient’s tumor enabling them to better select treatment regimens that may be efficacious to the patient.
As we expanded our number of Tumorgraft models, we began to offer leading pharmaceutical and biotechnology companies the benefits of our Tumorgraft Technology Platform for their pharmaceutical development programs. We provide Translational Oncology Solutions, or TOS, (previously referred to as Preclinical eValuation services) that we believe are predictive of clinical outcomes and that might provide for a faster and less expensive path to drug approval. These services utilize Tumorgrafts to evaluate tumor sensitivity/resistance to various single, combination standard and novel chemotherapy agents. TOS also includes biomarker discovery and the identification of novel drug combinations. We began deriving revenues from our TOS services in fiscal 2009 and completed our first full year of business in fiscal 2010.

Full details of the Company’s financial results will be available in the Company’s Form 10-Q at www.championsbiotechnology.com.
This press release contains “forward-looking statements” (within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risk and uncertainties. Champions Biotechnology generally uses words such as “believe,” “may,” “could,” “will,” “intend,” “expect,” “anticipate,” “plan,” and similar expressions to identify forward-looking statements. One should not place undue reliance on these forward-looking statements. The Company’s actual results could differ materially from those anticipated in the forward-looking statements for many unforeseen factors. See Champions Biotechnology’s Form 10-K for the fiscal year ended April 30, 2010 for a discussion of such risks, uncertainties and other factors. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and Champions Biotechnology’s future results, levels of activity, performance or achievements may not meet these expectations. The Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Champions Biotechnology’s expectations, except as required by law.
CHAMPIONS BIOTECHNOLOGY, INC.
855 N. Wolfe Street, Suite 619
Baltimore, Maryland 21205 USA.
Tel. 410-369-0365
WEB SITE: www.championsbiotechnology.com

Champions Biotechnology, Inc.
Reconciliation of GAAP to Non-GAAP Net Income

	Three Months Ended
	January 31,
	2011	2010
Net loss attributable to Champions — GAAP	$(415,000)	$(784,000)
Less:
Stock-based compensation	1,211,000	159,000

Net income (loss) attributable to Champions-non-GAAP:	$796,000	$(625,000)

Net income (loss) per common share attributable to Champions — non GAAP:
Basic	$0.02	$(0.02)

Diluted	$0.02	$(0.02)